ANNUAL INFORMATION FORM

ALEXCO RESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887
E-Mail: info@alexcoresource.com
Website: www.alexcoresource.com

For the year ended June 30, 2009

Dated September 28, 2009

PRELIMINARY NOTES

In this Annual Information Form, Alexco Resource Corp. is referred to as the “Corporation” or “Alexco”. All information contained herein is as at and for the year ended June 30, 2009, unless otherwise specified. All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains “forward-looking statements” concerning the Corporation's anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Description of the Business – Risk Factors” and elsewhere.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Corporation does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences, and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning certain of the Corporation’s properties described herein.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

Qualified Person Under NI 43-101

Except where specifically indicated otherwise, technical information included in this Annual Information Form regarding Alexco’s mineral properties has been prepared by or under the supervision of, and approved by, Stanton Dodd, LG (Wash), Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining terms used in this Annual Information Form:

Acre	An area of 4,840 square yards or 43,560 square feet.

Assay	In economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au	Gold.

CIM	Canadian Institute of Mining and Metallurgy.

Deposit

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Dip	The angle at which a stratum is inclined from the horizontal.

Fold	A bend in strata or any planar structure.

g/t Au	Grams per tonne gold.

Grade	The amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Hectare	An area equal to 100 meters by 100 meters.

km	Kilometers.

m	Meters.

Mineral Reserve, Proven Mineral Reserve, Probable Mineral Reserve

Under CIM standards, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by a preliminary feasibility study or feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. Mineral Reserves, Proven Mineral Reserves and Probable Mineral Reserves presented under CIM standards may not conform with the definitions of “reserves” or “proven reserves” or “probable reserves” under United States standards. See "Preliminary Notes – Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates".

Mineral Reserves under CIM standards are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Under CIM standards, Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource

Under CIM standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. They are not defined terms under United States standards and generally may not be used in documents filed with the United States Securities and Exchange Commission by U.S. companies. See “Preliminary Notes – Cautionary Note to U.S. Investors Information Concerning Preparation of Resource Estimates”.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization	The concentration of metals and their chemical compounds within a body of rock.

Ore	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

Ounce or oz	A troy ounce or twenty penny weights or 480 grains or 31.103 grams.

Outcrop	An exposure of bedrock at the surface.

Quartz	A mineral composed of silicon dioxide.

Strike	Direction or trend of a geologic structure.

Tonne	Metric unit of weight equivalent to volume multiplied by specific gravity; equivalent to 1.102 tons or 1,000 kilograms (2,204.6 pounds).

Vein	Thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Metric Equivalents

The following table sets forth the factors for converting between Imperial measurements and metric equivalents:

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers (“km”)	1.609
Kilometers	Miles	0.6214
Acres	Hectares (“ha”)	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

CORPORATE STRUCTURE

The Corporation was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 under the name “Alexco Resource Corp.” Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia).

The Corporation's head office is located at Suite 1150, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada, and its registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Canada.

At the end of its most recently completed financial year, the Corporation had the following wholly-owned subsidiaries:

  Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp.), organized under the laws of British Columbia;

  Elsa Reclamation & Development Company Ltd., organized under the laws of Yukon (“ERDC”);

  Access Mining Consultants Ltd., organized under the laws of Yukon (“Access”); and

  Alexco Resource U.S. Corp., organized under the laws of Colorado (“Alexco US”).

Unless the context otherwise indicates, reference to the term the “Corporation” or “Alexco” in this Annual Information Form includes Alexco Resource Corp. and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Formation of the Corporation

In 2005, the Corporation completed a series of transactions pursuant to which it acquired a number of property interests and rights to certain operating contracts in Yukon and British Columbia.

Three Year History and Significant Acquisitions

In June 2005, the Corporation was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon (collectively, “Government”) and the Corporation, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly-owned subsidiary, ERDC. “Final Closing” of this acquisition was conditional upon issuance of a water license to the Corporation by the Yukon Water Board to set the standards for care and maintenance activities to be carried out at Keno Hill. This water license was issued in November 2007 and Final Closing was effected in December 2007, resulting in the transfer to the Corporation of ownership and title to the Keno Hill mining claims and the other UKHM assets. In addition, under the terms of the Subsidiary Agreement the Corporation is indemnified by the Government of Canada for all liabilities, including environmental liabilities, arising directly or indirectly as a result of the pre-existing condition of the Keno Hill mining claims and other assets acquired from UKHM. The Subsidiary Agreement provides that ERDC may bring any mine into production on the UKHM properties by designating a production unit from the mineral property interests relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation. The Subsidiary Agreement further requires ERDC to pay into a separate reclamation trust a 1.5% net smelter return royalty, up to an aggregate maximum of $4 million for all production units, from any future production from the UKHM properties, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, up to a maximum of $6.2 million, plus actual development and construction capital.

Since 2006, the Corporation has carried out exploration activities on several of its Keno Hill properties, but the primary focus has been on the Bellekeno property. A NI 43-101 compliant resource estimate was produced for the Bellekeno deposit in January 2008, yielding total inferred resources of 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead, 10.7% zinc and 0.4 grams per tonne gold, for an aggregate silver equivalent grade of 2,216 grams per tonne. In July 2008, Alexco released a NI 43-101 compliant preliminary economic assessment for the Bellekeno resource (see “Description of Business – Mineral Exploration and Development – Bellekeno Property”). The assessment outlines a project with average annual mine production of 3.3 million ounces of silver (“Ag”), 30.1 million pounds of lead (“Pb”) and 24.5 million pounds of zinc (“Zn”) over an initial 5 year mine life, and in a base case economic analysis using three year average prices for Ag, Pb and Zn and the $USD/$CAD exchange rate, the assessment indicated a pre-tax net present value of US$87.0 million (8% discount rate), with a pre-tax internal rate of return of 55.5% and a payback period of 1.6 years. During 2009, a new underground decline and rehabilitation and extension of the historic underground workings at Bellekeno was completed, to allow for further underground exploration and definition drilling of the Bellekeno resource (which remains open at depth).

Also under the Subsidiary Agreement, ERDC is retained through Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM properties. The Subsidiary Agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed scheduled rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is also responsible for carrying out the environmental care and maintenance of the UKHM properties for a reducing fixed annual fee adjusted each year for certain operating and inflationary factors.

Further particulars relating to the acquired mineral property interests located in the Keno Hill district, including the above-referenced technical reports, are described below under "Description of the Business – Mineral Exploration and Development". Further particulars relating to the care and maintenance and closure reclamation activities being conducted by the Corporation in the Keno Hill district under the Subsidiary Agreement are described below under "Description of the Business – Environmental Consulting Services – Keno Hill Project".

On June 30, 2006, the Corporation completed the acquisition of Access, a privately owned mid-tier environmental consulting firm headquartered in Whitehorse, Yukon Territory. Originally formed in March 1995, Access provided locally-experienced professional project management and environmental services for industrial land and resource development projects in northern Canada. The Corporation acquired 100% of the shares of Access for $2,000,000; 50% of the Access shares were acquired for $1,000,000 in cash and the remaining 50% of the Access shares were acquired for 383,978 common shares of the Corporation, being $1,000,000 in common shares of the Corporation valued at the volume weighted average price for the 10 trading days of the common shares of the Corporation on the Toronto Stock Exchange prior to June 27, 2006. The two founders and principals of Access joined the senior management team of Alexco, continuing with Access’ management group as they profitably grow the Access business as a wholly-owned subsidiary of the Corporation.

On February 16, 2007, the Corporation expanded its services business into the United States through the establishment of Alexco US, combined with the acquisition of certain intellectual property and project rights from Green World Science of Nevada, Inc. (“Green World”) as well as the addition of the principals of Green World to the Alexco US management team.

The assets acquired from Green World included six patents registered in the U.S., some of which are registered or are in the process of being registered in Canada and other countries (the “Patents”). The Patents pertain to the in situ immobilization of metals and are specifically suited to mine closure related remediation, and have terms that expire variously between 2015 and 2020. Two of the Patents, as registered in Canada, were previously under license to the Corporation. The acquisition of the Patents, together with the interests of Green World in certain ongoing projects, provided Alexco US with immediate remediation services revenue and cash flow, and laid the foundation on which it could further develop and establish its U.S. based business over the next several years. The consideration paid for the assets included 264,895 common shares of the Corporation valued at $1,645,000 and a cash payment of $443,000.

The Corporation completed a listing of its common shares on the Toronto Stock Exchange under the trading symbol “AXR” on January 26, 2006. On September 20, 2007, the Corporation began trading its common shares on the NYSE Amex Stock Exchange, formerly the American Stock Exchange, under the symbol “AXU”.

On October 2, 2008 the Corporation entered into a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District in Canada's Yukon Territory. The agreement anticipates that the initial silver deliveries will come from the Bellekeno property at Keno Hill. The agreement was subsequently amended on October 20, 2008 and December 10, 2008.

The Corporation will receive an up-front deposit payment from Silver Wheaton of US$50 million, plus a further payment of the lesser of US $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. US$15 million of the up-front payment was advanced to the Corporation on December 23, 2008 as certain conditions were met. The US$15 million has funded ongoing underground development, definition drilling and continued exploration of the Bellekeno resource as well as other work required to refine and complete engineering studies. The remaining US$35 million will be paid on a monthly draw-down basis to build out the Bellekeno mine infrastructure and processing facility, commencing once the Corporation has made a positive development decision and subject to certain other conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames. As of June 30, 2009 none of the remaining US$35 million had been drawn.

The results from its summer 2009 Bellekeno underground and Keno Hill district exploration program are in the process of being compiled and are expected to be released publicly over the course of the next several months. Once completed, Alexco intends to update the July 2008 Bellekeno preliminary economic assessment to incorporate any extension or upgrade of the Bellekeno resource that results from the underground drilling with the objective of extending the plan’s current life of mine and further improving the overall economics.

With respect to its consulting services group, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. Similarly, the Corporation intends to continue expanding its environmental services activities, in the North, and also in the United States as it realizes the benefits of business development efforts undertaken over the past year through its Alexco US subsidiary.

DESCRIPTION OF THE BUSINESS

The Corporation operates two principal businesses: mineral exploration and development in Canada, primarily in Yukon Territory; and provision of consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States. At June 30, 2009, the Corporation had 75 permanent and seasonal employees. A total of 41 were employed in the mineral exploration and development business and a total of 23 were employed in the environmental consulting services business, with the remaining 11 employed in respect of executive management and administrative support.

Mineral Exploration and Development

The Corporation's principal mineral exploration activities in the Yukon are currently being carried out within the Keno Hill district. The Corporation’s material property within the Keno Hill district is the Bellekeno property. It holds several other property interests within the district, including but not limited to Onek, Lucky Queen, Silver King and Husky, which may potentially become material properties depending on the results of exploration programs the Corporation may carry out on them in the future.

Other non-material property interests of the Corporation include the Brewery Creek, McQuesten, Sprogge, Harlan and Klondike properties in the Yukon, and certain 1% net smelter return royalties in respect of the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties in British Columbia.

Bellekeno Property

The Corporation’s 100% owned Bellekeno Property comprises 717 surveyed quartz mining leases, 864 unsurveyed quartz mining claims and two crown grants, and is subject to the capped 1.5% net smelter return royalty provided for under the Subsidiary Agreement in respect of any future production from the UKHM properties (see “General Development of the Business – Three Year History and Significant Acquisitions”). The Bellekeno Property has been the subject of three technical reports, all filed on SEDAR and all independently prepared and NI 43-101 compliant. The most recent of these technical reports is the preliminary economic assessment dated June 30, 2008 and entitled “Bellekeno Preliminary Economic Assessment Technical Report – Keno Hill Mining District, Yukon”, prepared by SRK Consulting (Canada) Inc. As disclosed in that technical report, Alexco has so far defined an inferred Bellekeno resource estimated at 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead, 10.7% zinc and 0.4 grams per tonne gold, with an aggregate silver equivalent grade of 2,216 grams per tonne. The preliminary economic analysis outlined a project with average annual mine production of 3.3 million ounces of silver, 30.1 million pounds of lead and 24.5 million pounds of zinc over an initial 5 year mine life and indicated a net present value of US$87.0 million at 8%, an internal rate of return of 55.5% and a pay-back period of 1.6 years, based on metal prices of US$11.69 per ounce for silver, US$1.24 per pound for zinc and US$0.81 per pound for lead.

The detailed disclosure contained in that technical report is hereby incorporated by reference, and the summary section from that report is reproduced as follows:

Executive Summary

Introduction

This preliminary economic assessment technical report (“PEA”) was prepared for Alexco Resource Corp. (“Alexco”) by SRK Consulting (Canada) Inc. (“SRK”) to provide an initial overview of the economic potential of extracting and processing mineralized material from the Bellekeno polymetallic deposits.

Wardrop Engineering Inc. (“Wardrop”) completed the metallurgical, mineral processing and economic analysis sections of this report with input contributions from SRK and Alexco. Numerous Alexco personnel, particularly Tim Hall, Manager Project Development, provided significant information and technical input into the report. Diane Lister of Altura Environmental Consulting produced the environmental section of the report.

Location and Land Holdings

The Bellekeno deposit is located in the historic Keno Hill Mining District that envelopes the villages of Elsa and Keno City (63° 55’N, 135° 29’W), in central Yukon Territory. The region has been mined intermittently for over 90 years. The closest town is Mayo, approximately 55 kilometres to the south of the project via an all-weather road. Whitehorse is approximately 460 km south of Mayo.

The land controlled by Alexco, following the issuance of a Care and Maintenance Water License in late November 2007, comprises 713 surveyed quartz mining leases, 794 unsurveyed quartz mining claims and two crown grants. The total area is approximately 23,350 hectares. Mineral exploration at Keno Hill is permitted under the terms and conditions set out by the Yukon Government in a Class IV Quartz Mining Land Use Permit – LQ-00240, issued in June 2008, and governs all exploration activities on the property including advanced exploration for the Bellekeno deposit. The permit supersedes the earlier mining land use permits for the property. The mineral resources and the underground infrastructure of the Bellekeno Project reported herein are all located within six contiguous Quartz claims inside the large Keno Hill property.

The climate of the Bellekeno area is characterized by a sub-arctic continental climate with cold winters and warm summers. Average temperatures in the winter are between -15° and -20° C while summer temperatures average around 15° C. Exploration and mining can be conducted year-round. The landscape around the Bellekeno project is characterized by rolling hills and mountains up to 1,200 metres in elevation. Vegetation is abundant.

Exploration

On June 19, 2008, Alexco announced it was granted a Class IV Quartz Mining Land Use Permit – LQ0024, allowing the development of an exploration decline in the central portion of the Bellekeno deposit. Procon Mining and Tunnelling Ltd. (“Procon”) was awarded a contracted to drive approximately 650 m of decline and ancillary development that will access old workings and establish diamond drilling locations for a 10,000 m exploration and definition diamond drilling program. The Bellekeno exploration program also includes the mining of a bulk sample for metallurgical testing and the rehabilitation of the old 625 portal workings. A “Type B” water license is being pursued by Alexco to allow for mine dewatering.

Metallurgy and Mineral Processing

Test results indicate that the mineralization of the Bellekeno deposit responds well to a lead and zinc differential flotation process using a cyanide-free zinc mineral suppression regime.

Silver minerals are intimately associated with lead minerals and will be recovered as a silver-lead concentrate. A separate zinc concentrate will also be produced from the Bellekeno operation.

The design capacity of the process plant will be 408 tonnes per day (“t/d”). Overall plant availability is estimated to be 92%. Run-of-mine (ROM) material from different mineralized zones is planned to be processed by conventional crushing, grinding, and flotation followed by concentrate dewatering. The estimated power requirement for the surface plant and facilities is approximately 1.3 MW. As a part of the scope of work, Wardrop assessed the opportunity to reuse the existing mill facilities near the town of Elsa. The study also shows a preliminary assessment of potential process plant locations and a comparison of concentrate haulage routes.

Metallurgical performance estimated from test work and assumed for this report is based on test work completed by SGS Lakefield in 2007 and by Process Research Associates (“PRA”) in 1996. Table 1.1 shows the assumed metallurgical recoveries used in this report.

Table 1.1: Summary of Metallurgical Recoveries

Mineralization Zone	Product	Grade				Recovery
		Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Ag (%)	Pb (%)	Zn (%)	Au (%)
99 and Southwest Zones	Pb/Ag Conc Zn Conc Tailing Feed	4,782 1,159 87 1,221	72.0 2.6 0.5 16.6	1.5 52.0 0.2 4.9	0.6 0.5 0.1 0.3	87.1 8.0 4.9 100.0	96.5 1.3 2.2 100.0	6.9 90.2 2.9 100.0	50.0 17.0 33.0 100.0
East Zone	Pb/Ag Conc Zn Conc Tailing Feed	7,021 60 69 232	60.0 0.4 0.3 1.8	6.0 55.0 1.0 19.0	10.5 0.3 0.4 0.6	72.2 8.5 19.3 100.0	80.0 7.4 12.6 100.0	0.8 96.0 3.2 100.0	41.5 18.1 40.4 100.0

Resources

The resources used in the mine plan and subsequent economic analysis in this report are all in the inferred mineral resource category. The 99 and Southwest zones are similar in high silver and lead content. The East zone varies from 99 and Southwest with significantly lower silver and lead grades but much higher zinc grades. Table 1.2 summarizes the Bellekeno mineral resource statement.

Table 1.2: Consolidated Mineral Resource Statement* for the Bellekeno Deposit, (SRK Consulting, January 28, 2008)

Category	Zone	Tonnage [t]	Ag [g/t]	Pb [%]	Zn [%]	Au [g/t]	AgEq [g/t]
Inferred	99† Southwest‡** East‡**	55,700 302,100 179,600	1,593 1,357 263	11.1 20.4 2.0	5.5 5.5 21.3	0.0 0.4 0.6	2,375 2,494 1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
†	Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.
‡	Reported at a cut-off of 1000 grams per tonne silver equivalent. Grades not capped.
**

Metal price and recovery factor assumptions for resource are: US$8.00 Silver troy ounce, US$1.00/kg (US$0.45 per pound) Lead, US$1.65/kg (US$0.75 per pound) Zinc, metallurgical recovery factors have been assumed to be 100%. Gold was not used in silver equivalent calculation.

Mining

The Bellekeno project is comprised of a series of at least 11 veins in the Southwest, 99 and East zones. Most of the historical mining at Bellekeno occurred in the 99 zone. The veins have variable dip, strike and thickness. Dips range from 60° to 80° to the east or west. The average strike direction is approximately 030 azimuth. Vein thickness varies from a few centimetres to several metres.

Based on the preliminary geotechnical and physical characteristics of the veins, a mining method review was conducted and cut and fill, shrinkage stoping and long hole mining methods were considered the most appropriate at Bellekeno. Cut and fill and shrinkage stoping methods typically offer a high degree of selectivity that generally translates into high mineralization extraction and low waste dilution. Long hole mining is planned only for pillar extraction in certain areas. The percent of total life of mine (“LOM”) tonnes by mining method are shown in Table 1.3.

Table 1.3: LOM Tonnes by Mining Method

Mining Method	Percent of Total Tonnes
Cut & Fill Shrinkage Long Hole (pillar recovery)	78% 20% 2%
Total	100%

The LOM planned tonnes and grades were estimated using a 14% dilution factor and a 100% extraction of the resource above the cut-off grade. These factors were applied universally for all mining methods and mining areas as there is not enough information currently available to do a detailed extraction and dilution analysis. The factors used, increase the resource tonnage in the mine plan by 14% and decrease the resource grade by 12%.

Mine production is planned to be 250 t/d in the first two years of operation with mill feed coming from the SW and 99 zones. Planned production increases to 400 t/d when 150 t/d is added in years 3, 4 and 5 when mining in the East zone is scheduled. Table 1.4 shows the LOM production schedule.

Table 1.4: LOM Production Schedule

Source	Unit	Production Year
		1	2	3	4	5	Total [t]
SW and 99 Zone production East Zone production	t t	91,000 0	91,000 0	91,000 55,000	91,000 55,000	44,000 95,000	408,000 205,000
Total Mine production	t	91,000	91,000	146,000	146,000	139,000	613,000
Mill Head Grades
Zinc mill head grade Lead mill head grade Gold mill head grade Silver mill head grade	% % g/t g/t	4.9% 16.6% 0.22 1,221	4.9% 16.6% 0.22 1,221	10.2% 11.1% 0.34 850	10.2% 11.1% 0.34 850	14.6% 6.4% 0.45 542	9.6% 11.7% 0.33 890

The mine will be accessed from a new decline currently being driven and from the 625 portal (currently being rehabilitated). Personnel and material will be transported in and out of the mine using either the decline or the 625 level.

Economic Analysis

Operating costs on a $/tonne milled basis are presented in Table 1.5. The project operating costs were estimated from a number of sources including cost estimating guides, contractor and vendor quotes, previous studies and experience. Unit costs for the mill and general and administration (“G&A”) reduce in years 3 to 5 as planned production increases and economies of scale are realized.

Table 1.5: Bellekeno Project Unit Operating Cost Summary ($/t milled)

	Year
Operation ($/tonne milled)	1	2	3	4	5
Mine Operating	79.26	79.26	79.26	79.26	79.26
Mine Development	32.19	52.73	41.18	32.96	34.51
Processing	64.67	64.67	45.91	45.91	45.91
General & Administrative	36.93	36.93	23.08	23.08	23.08
Total Unit Operating Costs	213.05	233.60	189.43	181.21	183.84

Capital costs estimates for the project are shown in Table 1.6. Indirect capital costs for construction were assumed to be 17% of total construction capital. A contingency rate of 25% of total construction capital was also applied. Using these factors, the total construction capital cost was estimated to be $56.3M. Construction capital costs included associated earthworks, concrete, structural steel, power supply and water supplies. Sustaining capital, made up of mine equipment, closure costs and exploration development, was estimated to equal $14.3M. The total capital cost of the project was estimated to be $70.6M.

Table 1.6: PEA Capital Cost Summary ($’000)

	Year
Capital Costs ($’000)	-2	-1	1	2	3	4	5	Total
Construction Capital
Mine Equipment Mine Development BK East Advanced Exploration Process Plant & Infrastructure	10,000	6,768 2,825 18,850						6,768 2,825 10,000 18,850
Total Direct	10,000	28,443						38,443
Indirect Contingency (25%) Initial Working Capital	2,500	6,625 8,767	4,860				-4,860	6,625 11,267 0
Total Construction Capital	12,500	43,835	4,860				-4,860	56,335
Sustaining Capital
Mine Equipment Closure Cost Exploration Development		500 1,320	1,020 250 1,360	2,780 250 2,680	676 250 2,680	250	250	4,476 1,750 8,040
Total Sustaining Capital		1,820	2,630	5,710	3,606	250	250	14,266
TOTAL CAPITAL	12,500	45,655	7,490	5,710	3,606	250	-4,610	70,601

The pre-tax base case financial model was calculated using the following parameters:

  Mine and mill construction start in 2009 with commissioning in 2010;

  Current advanced exploration costs for Bellekeno of $10 million included in the initial capital;

  Base case metals pricing is three-year rolling average metal prices;

  Base case three-year average US/Canadian exchange rate;

  Assumed current net smelter terms;

  Five-year mine life;

  SW+99 Zone to commence in Year 1 and East Zone comes on line in Year 3;

  1.5% NSR royalty capped at $4.0 million, commencing after payback of capital;

  Resources as per SRK Technical Report dated January 28, 2008;

  Closure and reclamation costs included;

  The model was prepared on a pre-tax basis;

  Working capital recovered in year 5;

  Depreciation costs are not calculated.

The economic evaluation indicates a base case pre-tax internal rate of return (“IRR”) of 55.5% and a pre-tax net present value (“NPV”) of US$87 million at a discount rate of 8.0%

for the Bellekeno deposit. The summary of pricing scenarios and project economics is presented in Table 1.7.

It must be noted that the economic evaluation of the Bellekeno property uses 100% inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no guarantee that the inferred mineral resources will be upgraded to a higher resource category and there is no certainty that the economic results of this PEA will be realized.

Table 1.7: Economic Evaluation at Various Metal Prices

Parameter	Unit	Base Case 3 Year Average [1]	Current Metal Prices [2]	Forward Looking Metal Prices and Exchange Rates [3]
Payback Period	years	1.6	1.3	1.4
IRR (pre-tax)%		55.5	64	48.5
NPV at 8% (pre-tax)	$Million	87	106.7	57.1
Metal Prices				2010	2011	2012 and Beyond
Lead Zinc Silver Gold Exchange Rate	US$/lb US$/lb US$/oz US$/oz US$/C$	0.81 1.24 11.69 625.60 0.89	0.78 0.84 17.92 935.25 0.98	0.70 1.00 16.00 890.00 0.95	0.50 0.90 14.50 780.00 0.93	0.50 0.75 12.25 700.00 0.90

NOTE:
1.	Prices are quoted from London Metal Exchange and are rolling averages through May 2008.
2.	Current metal prices as of July 2, 2008
3.	Based on Alexco-compiled consensus long-term commodity price and exchange forecasts as of June 19, 2008 as published publicly by a basket of independent Canadian and US investment analysts

The payback period is defined as the time required after revenue is first received in Year 1 to achieve break-even cumulative cash flow. For this project, the payback period for the base case is 1.6 years. The payback period is based on the annual un-discounted cash flows. There is no consideration for inflation, interest, or depreciation in this calculation.

Conclusions

Based on this preliminary economic assessment:

  The testwork results indicate that the tested mineralization responded well to the conventional lead/zinc differential flotation process with a cyanide-free zinc mineral suppression regime.

  Silver and lead minerals associate intimately and will be recovered together to produce a silver-lead bulk concentrate, and zinc minerals will be concentrated into a separate zinc concentrate.

  Narrow-vein mining methods are applicable to the deposit with the final mining modalities requiring geotechnical confirmation.

  Providing that the set out design criteria and assumptions are satisfied, there is a strong indication that the project could be commercially viable.

Recommendations

It is recommended, based on the preliminary positive economic results, that a feasibility study (FS) be conducted on the Bellekeno Project.

The following general recommendations are required to carry the project to a feasibility level:

Continue to develop underground access for drilling, bulk sampling and mining method testing.

Geotechnical recommendations for the development of the access ramp and exploration drifts must be followed.

Conduct a definition diamond drilling program to attempt to upgrade resources, obtain metallurgical samples and test geotechnical and hydrogeological conditions.

Conduct trial mining and bulk sampling in the main mineralized zones

Conduct the necessary feasibility study-level testwork.

Upgrade all project engineering and costs estimation to a FS level.

It is estimated that the cost to complete the necessary underground development and rehabilitation, drilling and sampling, testing and analysis and the compilation of a feasibility study will be approximately $12M.

It is also recommended that exploration targets in the Bellekeno area be further explored to determine if additional mineralized zones could be added to the property resources.

Environmental Consulting Services

General

The Corporation’s environmental consulting services group is in the business of managing risk and unlocking value at mature, closed or abandoned sites through integration and implementation of the Corporation's core competencies, which include management of environmental services, implementation of innovative treatment technologies, execution of site reclamation and closure operations, and, if appropriate, rejuvenation of exploration and development activity. The Corporation’s principal markets for these services are in Canada and the United States, with the Canadian market serviced primarily through Access and ERDC and the U.S. market through Alexco US. The Corporation provides its services to a range of industrial sectors, but with a particular focus on current and former mine sites.

The Corporation offers its clients a unique combination of environmental remediation expertise in the area of site reclamation and closure, an ability to manage complex permitting and regulatory programs on a turnkey basis, and strong operations management. In addition, the Corporation seeks to strategically leverage off its environmental consulting services group, accessing opportunities to enhance asset value through effective liability risk management and efficient site operations. This is accomplished through unlocking potential exploration and development opportunities at contaminated or abandoned sites through cost effective and responsible environmental remediation and liability transfer.

The Corporation executes its environmental consulting services business plan by using and applying the intellectual property assets, including the Patents, and the specialized skill sets and knowledge it maintains in-house. While there are a significant number of firms providing environmental consulting services in North America, these assets, skill sets and knowledge provide Alexco with a strong competitive advantage. Consolidated revenues from environmental consulting services in the year ended June 30, 2009 totaled $5,818,000, an increase of 1.4% over consolidated revenues of $5,736,000 in the year preceding. During the 2009 fiscal year, the Corporation recorded revenues from two customers representing 10% or more of total revenue, in the amounts of $3,109,394 and $926,385 respectively. In 2008, the Corporation similarly had two customers representing 10% or more of total revenue, in the amounts of $2,583,000 and $767,000 respectively. The Corporation’s largest single customer is Government, with a substantial component of Government revenues earned from the Federal Government’s Indian and Northern Affairs Canada.

Keno Hill Project

As described above (see “General Development of the Business – Three Year History and Significant Acquisitions”), under the Subsidiary Agreement, Alexco’s subsidiary ERDC is retained through Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM properties.

The Subsidiary Agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed scheduled rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out the environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. ERDC received and recognized 100% of the fee amount so determined during each contract year up to and including the year when Final Closing occurred. Pursuant to the Subsidiary Agreement, the portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Subsidiary Agreement.

Risk Factors

The Corporation faces a number of significant risk factors related to its business activities, which are discussed in greater detail below. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. While the significant risk factors which the Corporation believes it faces are discussed below, they do not comprise a definitive list of all risk factors related to the Corporation's operations

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill district, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill district has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out the environmental care and maintenance of the UKHM properties during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for a fixed annual fee that reduces by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities. The Corporation could incur significant costs while undertaking such care and maintenance activities, should it take a longer period than anticipated to obtain acceptance and approval for the closure reclamation plan and commence reclamation activities.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and First Nation governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Consulting Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for the Corporation's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation's services

Two of the Corporation’s customers, including Government, accounted for a combined 69% of revenues in 2009 (58% in 2008). The loss of, or a significant reduction in the volume of business conducted with, either or both of these customers could have a significant detrimental effect on the Corporation’s environmental consulting services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent the Corporation's competitors from developing substantially similar technology, which may reduce the Corporation's competitive advantage. Similarly, the loss of access of any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation's mine reclamation and remediation services and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold and silver are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. In addition, while the Corporation intends to draw upon the remaining US$35 million Silver Wheaton deposit amount to fund the construction and development of the Bellekeno mine when a positive development decision is made, there remains a risk that Silver Wheaton will be unable or unwilling to pay such funds. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General economic conditions may adversely effect our growth and profitability.

The recent unprecedented events in global financial markets have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, a lack of market liquidity. If the current turmoil and volatility levels continue it may adversely affect the Corporation's growth and profitability. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver prices would impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s production costs; and

  the devaluation and volatility of global stock markets would impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Securities of the Corporation and Dilution

To further the activities of the Corporation to acquire additional properties, the Corporation will require additional funds and it is likely that, to obtain the necessary funds, the Corporation will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which would result in a substantial dilution of the present equity interests of the Corporation's shareholders.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Corporation.

Adverse weather conditions could also disrupt the Corporation's mine reclamation and remediation business and/or reduce demand for the Corporation's services.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Corporation. The Corporation may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Corporation's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Possible Inability to Enforce U.S. Judgments Against the Corporation or Its Officers and Directors

The Corporation was incorporated under the laws of the Yukon Territory and continued under the laws of the Province of British Columbia, Canada. The majority of the Corporation’s directors and officers are resident in Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments. Judgments of United States courts predicated upon civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicted solely upon such civil liabilities.

DIVIDENDS

The Corporation has not paid any dividends on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of common shares, without par value.

There are no special rights or restrictions of any nature attached to any of the common shares, which all rank equally as to all benefits which might accrue to the holders of the common shares.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “AXR”. The following table sets forth the market price range and trading volumes of the Corporation’s common shares on the TSX for the periods indicated.

Period	Volume	High ($)	Low ($)
June 2009	1,107,000	$2.73	$2.11
May 2009	1,776,300	$2.35	$1.45
April 2009	649,300	$1.76	$1.40
March 2009	465,200	$1.80	$1.40
February 2009	963,800	$2.14	$1.33
January 2009	706,500	$1.89	$1.16
December 2008	1,056,900	$1.78	$0.52
November 2008	671,100	$1.42	$0.65
October 2008	923,700	$2.08	$1.05
September 2008	797,800	$2.84	$1.49
August 2008	857,600	$3.07	$2.67
July 2008	1,361,200	$3.59	$2.84

On September 20, 2007, the common shares of the Corporation were listed and began trading on the NYSE AMEX Stock Exchange, formerly the American Stock Exchange, under the symbol “AXU”.

Securities Not Listed or Quoted

The only classes of securities of the Corporation that are not listed or quoted on a marketplace are its stock options and warrants. During the fiscal year ended June 30, 2009, stock options and warrants were issued as follows:

Date of Issuance	Class of Security	Number Issued	Issuing Price per Security
October 23, 2008	Warrants	210,000	$0.16
February 20, 2009	Stock Options	635,000	$0.99

The issuing price per security is the fair value of that security as estimated by the Corporation based on the Black-Scholes option pricing model.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Corporation and principal occupation during the past five years of each director and executive officer of the Corporation as at June 30, 2009 and as at the date hereof are described as follows:

Name and Address(1)	Office or Position Held	Principal Occupation During the Past Five Years	Previous Service as a Director
Clynton R. Nauman Washington, USA	President, Chief Executive Officer and Director(4)	President and Chief Executive Officer of the Corporation, since December 2004; Chief Executive Officer of Asset Liability Management Group ULC, since February 2003.	Since December 3, 2004
Michael Winn California, USA	Chairman and Director(2)(3)(4)(5)	President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies, since 1997.	Since January 11, 2005
Rick Van Nieuwenhuyse British Columbia, Canada	Director(4)	President and Chief Executive Officer of NovaGold Resources Inc., a company engaged in the business of mining and mineral exploration and development, since May 1999.	Since January 11, 2005
David Searle British Columbia, Canada	Director(2)(3)(4)(5)	Lawyer with Fasken Martineau DuMoulin LLP, October 2001 to August 2006.	Since May 12, 2006
George Brack British Columbia, Canada	Director(2)(3)(5)	Managing Director and Industry Head – Mining with Scotia Capital Inc., from December 2006 to January 2009; President of Macquarie North America Ltd. from January 1999 to November 2006.	Since December 11, 2007
Terry Krepiakevich British Columbia, Canada	Director(2)	Chief Financial Officer of SouthGobi Energy
Resources Ltd., a mining company, since June
2006; Chief Financial Officer of Extreme
CCTV Inc., an imaging technology company,
		from November 2000 to June 2006.	Since July 22, 2009
Bradley Thrall Washington, USA	Chief Operating Officer	Chief Operating Officer of the Corporation, since December 2004; President of Asset Liability Management Group ULC, since September 2002.	N/A
David Whittle British Columbia, Canada	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary
of the Corporation, since October 2007; Chief
Financial Officer of Hillsborough Resources
Limited, a mining company, from August 2004
to August 2007; Chartered Accountant in public
		practice prior to August 2004.	N/A
Stanton Dodd Washington, USA	Vice President, Exploration	Vice President, Exploration of the Corporation, since March 2008; Senior Project Geologist for NovaGold from January 2002 to March 2008.	N/A
Daniel Cornett Yukon, Canada	Vice President Environmental Services	Vice President, Environmental Services of the
Corporation since June 2006; President of
Access Mining Consultants Ltd since February
2008. Vice President of Access Mining
Consultants Ltd., from March 1996 to February
		2008.	N/A
Robert McIntyre Yukon, Canada	Vice President Business Development	Vice President, Business Development of the
Corporation since June 2006; Vice President of
Access Mining Consultants Ltd since February
2008. President of Access Mining Consultants
		Ltd., from March 1999 to February 2008.	N/A

(1)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective individuals individually.
(2)	Member of the Audit Committee (Mr. Winn ceased to be a member, and Mr. Krepiakevich became a member, on July 22, 2009).
(3)	Member of the Corporate Governance Committee.
(4)	Member of the Environmental and Safety Committee.
(5)	Member of the Compensation Committee.

Each of the Corporation’s directors is elected by the Corporation’s shareholders at an annual meeting to serve until the next annual meeting of shareholders or until a successor is elected or appointed. The board of directors appoints the Corporation’s executive officers annually after each annual meeting, to serve at the discretion of the board of directors.

Based on information provided by such persons, as at the date hereof the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 4,776,478 common shares of the Corporation (including 1,940,299 shares owned by Asset Liability Management Group ULC (“ALM”)), representing approximately 10.8% of the issued and outstanding common shares of the Corporation. In addition, the directors and executive officers of the Corporation as a group held stock options for the purchase of an aggregate of 2,612,500 common shares in the capital of the Corporation, representing approximately 65% of all outstanding options.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, to the knowledge of the Corporation, none of the Corporation's directors or executive officers is, as at the date of this Annual Information Form, or has been, within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any Corporation (including the Corporation) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

“Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

Other than as disclosed above, none of the Corporation's directors or executive officers or, to the Corporation's knowledge, any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)

is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any Corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States. Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006. Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Conflicts of Interest

The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interest of the Corporation and to disclose any interests which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

To the best of the Corporation's knowledge, there are no known existing or potential conflicts of interest among the Corporation, its promoters, directors, officers or other members of management of the Corporation as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the Business Corporations Act (British Columbia) are required to disclose all such conflicts and to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The following is the text of the Audit Committee's Charter:

I. MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Alexco Resource Corp. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of three or more independent members. B. Qualifications Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C. Appointment and Removal

In accordance with the By-Laws of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F. Meetings

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

The Committee shall be given all funding as the Committee determines necessary for the payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services; (ii) compensation to advisors employed by the Committee; and (iii) ordinary administrative expenses.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1)

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2)	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3)	Require the Auditor to report directly to the Committee.

4)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5)

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6)	. Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7)	Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee by Management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8)	Establish procedures for:

	(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9)

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10)

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11)	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12)

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13)	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

14)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

15)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

16)	Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) before the Board approves and the Company publicly discloses this information.

17)

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

18)

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

19)	Review all related party or conflict of interest transactions of the Company and make appropriate recommendation to the Board of Directors.

Manner of Carrying Out its Mandate

20)

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

21)	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

22)	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

23)	Meet, to the extent it deems necessary or appropriate, with management and the Auditor in separate executive sessions at least quarterly.

24)	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

25)	Make regular reports to the Board.

26)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

27)	Annually review the Committee’s own performance.

28)	Provide an open avenue of communication among the Auditor the Board.

29)

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

F. Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Composition of the Audit Committee

As at and during the year ended June 30, 2009, and until July 22, 2009, the members of the Audit Committee were Michael Winn, George Brack and David Searle. On July 22, 2009, Corporation’s Board of Directors appointed Terry Krepiakevich as a director of the Corporation and as the chair of the Corporation’s Audit Committee. While Mr. Winn is still a director and Chairman of the Corporation, effective as of July 22, 2009 Mr. Krepiakevich replaced Mr. Winn as the chair of the Corporation’s Audit Committee. All of these members are financially literate and independent for the purposes of Multilateral Instrument 52-110 (“MI 52-110”).

Mr. Winn qualified as a financial expert and was determined to be financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Corporation's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Winn does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations. Mr. Winn is currently President of Terrasearch Inc., a consulting Corporation that provides analysis on mining and energy companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992. He completed graduate course work in accounting and finance and received a BSc in geology from the University of Southern California. Mr. Winn has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Mr. Krepiakevich qualifies as a financial expert and is financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Corporation's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Krepiakevich is the Chief Financial Officer of SouthGobi Energy Resources Ltd., a publicly-listed mining company focused on exploring and developing coal deposits in Mongolia's South Gobi Region. Previously, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Prior to his position with Maynards, Mr. Krepiakevich was a senior officer in a number of private and public issuers. He is a Canadian qualified Chartered Accountant and was employed with the international accounting firm Peat Marwick Thorne (KPMG), where he worked with a number of companies in mining and related industries.

Mr. Brack was Managing Director and Industry Head – Mining of Scotia Capital Inc. from December 2006 to January 2009. Prior to joining Scotia Capital, he held the position of President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Mr. Brack has also held positions with Placer Dome as Vice President Corporate Development, and with CIBC Wood Gundy where he was Vice President of the Investment Banking Group. Mr. Brack is financially literate, possessing extensive experience in corporate finance and investment banking, particularly with respect to the mining sector.

Mr. Searle is a lawyer and a retired partner at Fasken Martineau DuMoulin LLP and brings to the Board 44 years of experience practicing law in western and northern Canada. He has extensive experience in environmental assessment, the permitting of major projects and in the area of mine closure and reclamation. Mr. Searle regularly appeared in all three northern jurisdictions before the Boards that conduct environmental assessments and issue water licenses and land use permits and has extensive experience dealing with contaminated sites in British Columbia. Mr. Searle is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.2 of MI 52-110 (Initial Public Offerings), Section 3.3(2) of MI 52-110 (Controlled Companies), Section 3.4 of MI 52-110 (Events Outside Control of Member), Section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member), Section 3.6 of MI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 of MI 52-110 (Acquisition of Financial Literacy), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Corporation’s independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-

approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. No fees paid to PricewaterhouseCoopers LLP in either of the fiscal years ended June 30, 2009 or 2008 were approved pursuant to the de minimus exception.

External Auditor Service Fees (By Category)

PricewaterhouseCoopers LLP, Chartered Accountants, serve as the independent auditors for the Corporation and have acted as the Corporation's independent auditor for the fiscal years ended June 30, 2009 and June 30, 2008. The chart below sets forth the total amount billed the Corporation by PricewaterhouseCoopers LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
June 30, 2009	$319,000	$54,000	$Nil	$Nil
June 30, 2008	$280,000	$71,000	$Nil	$Nil

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audits of the Corporation’s consolidated annual financial statements and internal control over financial reporting that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees”. This category includes but is not limited to fees billed for independent accountant review of the interim financial statements, advisory services associated with the Corporation’s financial reporting and fees charged for services rendered in connection with registration statements and other securities offering documents.

“Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

“All Other Fees” include all fees charged by PricewaterhouseCoopers LLP for products or services other than those charged for “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is not a party to any legal proceedings or regulatory actions and is not aware of any such proceedings or actions known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, executive officers and principal shareholders of the Corporation or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Corporation has participated within the three most recently completed financial periods prior to the date of this Annual Information Form or in the current financial year, and do not have any material interest in any proposed transaction, which has materially affected or is reasonably expected to materially affect the Corporation, except as set out elsewhere in this Annual Information Form or as follows:

Certain directors and/or officers of the Corporation have subscribed for common shares of the Corporation pursuant to the public and private placement financings of the Corporation.

During the year ended June 30, 2007, the Corporation recorded $273,000 in contractor’s expenses and the purchase of mobile equipment from ALM. At June 30, 2007, accounts payable and accrued liabilities included $nil owing to ALM. There were no transactions with ALM during the year ended June 30, 2008 or the year ended June 30, 2009.

The Corporation incurred $95,000 during the year ended June 30, 2009 (2008 – $97,000; 2007 – $83,000) for rent of office space under an agreement with Access Field Services, a Corporation owned by certain individuals who are executive officers of Alexco and its subsidiary Access. At June 30, 2009, accounts payable and accrued liabilities include $Nil due to Access Field Services (2008 and 2007 – $nil).

In January 2009, NovaGold Resources Inc. (“NovaGold”) reported that it reduced its shareholding in the Corporation to nil, and as a consequence ceased to be a related party of the Corporation. During the year ended June 30, 2009, and while NovaGold was considered to be a related party, the Corporation incurred technical service fees with NovaGold totaling $274,000 (2008 – $696,000; 2007 – $946,000), which have been capitalized to mineral properties and deferred exploration costs. As at June 30, 2008, accounts payable and accrued liabilities include $58,000 due to NovaGold (2007 – $91,000).

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares of the Corporation in British Columbia and Ontario is Computershare Investor Services Inc., Vancouver, British Columbia.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation within the year ended June 30, 2009 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The Silver Wheaton silver purchase agreement described under "General Development of the Business – Three Year History and Significant Acquisitions” in this AIF.

The agreement and subsequent amendments are available on SEDAR at www.sedar.com under the Corporation’s profile.

INTERESTS OF EXPERTS

Names of Experts

The following persons are independent and are “qualified persons” as defined in NI 43-101, and are the qualified persons responsible for the preparation of the Bellekeno preliminary economic assessment technical report (see “Description of Business – Mineral Exploration and Development – Bellekeno Property”):

Gordon Doerksen, P.Eng., of SRK Consulting (Canada) Inc.
G. David Keller, P.Geo., of SRK Consulting (Canada) Inc.
Joe Sedlacek, P.Eng., of SRK Consulting (Canada) Inc.
Hassan Ghaffari, P.Eng., of Wardrop Engineering Inc.
Diane Lister, P.Eng., of Altura Environmental Consulting

Stanton Dodd, LG (Wash), a “qualified person” as defined in NI 43-101, is the Corporation’s Vice President, Exploration, and except where specifically indicated otherwise is the person responsible for the technical information included in this Annual Information Form regarding Alexco’s mineral properties.

The audited financial statements of the Corporation have been subject to audit by PricewaterhouseCoopers LLP, Chartered Accountants.

Interests of Experts

Based on information provided by the experts, other than with respect to Stanton Dodd as described below and PricewaterhouseCoopers LLP, Chartered Accountants as auditors, none of the experts named under "Names of Experts", when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation's associates or affiliates (based on information provided to the Corporation by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

Stanton Dodd is the Corporation’s Vice President, Exploration, and accordingly is not considered independent as defined in NI 43-101. Mr. Dodd has been granted stock options of the Corporation, representing less than one percent of the issued and outstanding common shares of the Corporation.

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation's information circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Corporation's consolidated financial statements and management's discussion and analysis for its most recently completed financial year, being the year ended June 30, 2009.